Filed by Jacobs Engineering Group Inc.
pursuant to Rule 425 under the Securities
Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: CH2M Hill Companies, Ltd.
Commission File No.: 000-27261

August 7, 2017

Last week, Steve sent an email to all employees about our agreement to acquire CH2M, which will establish Jacobs as a premier $15 billion global solutions provider.

I wanted to reach out and personally share my excitement about this news as well.

In addition to the substantial opportunities that this transaction is expected to create for the global Jacobs organization, we also expect CH2M’s complementary technical design capabilities and expertise to contribute meaningfully to our success – and those of our clients.

Provides Leading Position in Infrastructure, Including Water and Transportation: As you know, water represents an approximately $100 billion opportunity and has long been a target growth area for our company. Engineering News-Record has identified CH2M as the top water design firm in the world. By leveraging CH2M’s world-renowned technical expertise in water across Jacobs’ global operating platform and strong project delivery skills, the combined company will have a premier global water business with the scope, critical mass and experience needed to more fully capitalize on industry growth trends.

In transportation, Jacobs is already a global leader. This is a capacity constrained sector with a large spend and significant momentum given population growth and associated need for all transportation modes in multiple geographies. Capitalizing on Jacobs’ and CH2M’s combined talent, resources and scale creates a unique opportunity to better serve clients and improve the quality and dependability of their infrastructure. Indeed, together with CH2M, we expect to lead in attracting and retaining top talent in this space and address the sector’s resource constraints.

Better Positions Jacobs to Achieve Significant Growth in the Government Services Sector by Establishing Jacobs as a Tier 1 Service Provider to the Global Nuclear Industry and Significantly Expanding its Environmental Capabilities: In the nuclear sector, CH2M positions us to achieve our objective of becoming a Tier 1 service provider to the global nuclear industry. CH2M’s preeminent brand for program and project delivery in large scale environmental remediation in the nuclear industry, coupled with Jacobs’ complementary experience with governmental agencies around the world, including nuclear decommissioning, create significant business expansion opportunities.

In environmental, the combined company will have one of the broadest and deepest capabilities in the industry. In addition, CH2M’s environmental expertise builds on Jacobs’ complementary existing U.S. Federal client base, positioning the combined company to be a stronger partner for global government clients. Further, this leading environmental capability, from planning and permitting to remediation, is transferable across Jacobs’ private sector client base, creating the opportunity for substantial upside potential for the combined company.

Enhances Capabilities in Industrials, and Petroleum and Chemicals: For our industrial LOBs, the transaction combines both companies’ superior engineering skills and proven construction management of high tech facilities to result in world-class clean manufacturing expertise. This differentiated, end-to-end offering will better position Jacobs to respond to cyclical customer requirements in this sector.

The transaction enhances Jacobs’ existing position in the petroleum and chemicals industry by providing complementary operational and maintenance capabilities for upstream and midstream clients and enabling infrastructure for major petroleum and chemicals projects.

Next Steps: While there are many reasons to be excited about the road ahead, I want to reiterate that Jacobs and CH2M must continue to operate as separate companies until the transaction closes. As always, we must remain focused on our day-to-day responsibilities and serving our clients, with an emphasis on safety and sustainable solutions.

In the coming weeks ahead, Jacobs and CH2M leadership will have more detailed discussions about how best to combine our two great companies in a way that builds on our collective successes and enables us to create a stronger organization moving forward. We look forward to updating you on our progress as we work to bring Jacobs and CH2M together.

I want to thank you all for your dedication to our clients and to Jacobs. I appreciate all you do to help our company and our teams succeed. As always, feel free to reach out to me directly with any questions in the interim.

Sincerely,

LOB/FUNCTIONAL LEADER NAME

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M Hill Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (“Jacobs”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Basketball Merger Sub Inc. (“Merger Sub”), Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This letter relates to a proposed business combination between Jacobs and CH2M. This letter is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this letter that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. For a description of some additional factors that may occur that could cause actual results to differ from our forward-looking statements see Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016, and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016 and in particular Risk Factors” discussing thereunder, as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this letter to conform to actual results, except as required by applicable law.